

April 10, 2013

Via E-mail
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

**Re: Valero Energy Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed February 28, 2013
        File No. 001-13175**

Dear Mr. Ciskowski:

        We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 47

Tax Matters, page 51

1.   We note your disclosure indicating that a material amount of your deferred tax liabilities could be reclassified to current liabilities due to Revenue Agent Reports received from the IRS, and that you have $6.9 billion in deferred tax liabilities as of December 31, 2012. Please expand your disclosure to address the following points.

        (i)   Discuss the timing of possible significant reclassifications and payments and the course of action that you might take to make these payments.

       (ii)   Quantify possible reclassifications and interest and penalties

       (iii)   Provide a brief overview of the upcoming and remaining steps you envision as part of contesting the tax positions and assertions taken in the Revenue Agent Reports, and the anticipated duration of these remaining steps.

Please include any additional information necessary to comply with the guidance in Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section IV of SEC Release No. 34-48960 (FR-72).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3686 with any other questions.

                  Sincerely,

                  /s/ Karl Hiller

                  Karl Hiller
                  Branch Chief